Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000
FACSIMILE: +1-212-455-2502

Direct Dial Number		E-mail Address
(212) 455-2516		BWells@stblaw.com

April 29, 2025
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    TPG Private Equity Opportunities, L.P.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 19, 2025
File No. 000-56717
Ladies and Gentlemen:
On behalf of TPG Private Equity Opportunities, L.P. (the “Registrant”), we are providing responses to the letter from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporate Finance, dated March 12, 2025 (the “Comment Letter”), related to the above-referenced registration statement on Form 10 originally filed with the Commission on December 30, 2024, as amended by a pre-effective amendment thereto filed on February 19, 2025 (as amended, the “Registration Statement”).
To assist your review, we have retyped the text of the Staff’s comments in italics below. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.
AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10-12G
General
1.    In response to our prior comment 26, you indicate that “[you] will rely upon the exclusion from the definition of ‘investment company’ set out in Section 3(c)(7) of the 1940 Act and will

Securities and Exchange Commission	April 29, 2025
not operate as a vehicle that does not meet the definition of ‘investment company’ under Section 3(a)(1).” Page 92 of the registration statement contains the following disclosure: “The Fund currently intends to rely upon the exclusion from the definition of ‘investment company’ set out in Section 3(c)(7) of the 1940 Act” (emphasis added). Please revise the registration statement disclosure globally for consistency with your response to comment 26.
Response: The Registrant acknowledges the Staff’s comment and will ensure that its relevant disclosure in its applicable future periodic filings under the Exchange Act (including its quarterly report on Form 10-Q for the quarterly period ended March 31, 2025 (such filings, collectively, the “Exchange Act Filings”)) provides that the Registrant will rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act.
2.    On page 92, please restore the following language to the section titled “The Fund’s reliance on the Investment Company Act exclusion requires compliance with specific conditions, and any change in its status under the Act may necessitate adjustments to its operation or structure that potentially increase costs and expenses”:
•If the Fund were to rely on a different exclusion from the definition of “investment company” under the 1940 Act, it is possible a change in the value of the Fund’s assets could cause the Fund to fall within the definition of “investment company” inadvertently. As a result, the Fund may need to structure its holdings and business operations in a different manner, including restricting or limiting the scope of its operations or the types of acquisitions that it may make, modifying its organizational structure and tax treatment, or acquiring or disposing of assets that it might not have otherwise. The Fund may incur additional costs and expenses and be subject to increased regulatory scrutiny as a result of such a change.
Response: The Registrant respectfully refers the Staff to our response under the first bullet of prior comment 26 and notes that the Registrant will rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act. Section 3(c)(7) provides an exclusion from being an investment company notwithstanding Section 3(a) of the 1940 Act. The Registrant does not intend to rely on any other exemption at this time and therefore will remove the referenced language and other language contemplating alternative exemptions from the 1940 Act from future Exchange Act Filings to avoid confusion.
3.    Please explain supplementally whether you believe that the anticipated Fund holdings would be considered “investment securities” under Section 3(a)(2) of the 1940 Act.
Response: The Registrant believes that many of the Fund’s Investments will be “investment securities” under Section 3(a)(2) of the 1940 Act. The Registrant notes that the Registrant will rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act. Section 3(c)(7) provides an exclusion from being an investment company notwithstanding Section 3(a) of the 1940 Act.

Securities and Exchange Commission	April 29, 2025
4.    We note that the registration statement indicates at page 93 as follows: “Any adjustment in the Fund’s business strategy, assets, tax treatment or other matters related to a change in the Fund’s treatment under the 1940 Act could negatively impact the value of the Units.” Please revise this disclosure to include the risk that a change in the nature of the Fund’s investors could also impact the Fund’s status under the 1940 Act.
Response: The Registrant acknowledges the Staff’s comment and will ensure that the relevant disclosure in its applicable future periodic filings under the Exchange Act is revised to include the risk that a change in the nature of the Fund’s investors could also impact the Fund’s status under the 1940 Act. In furtherance of the foregoing, the Registrant will include the following disclosure in its future Exchange Act Filings:
The Fund’s reliance on the 1940 Act exclusion requires compliance with specific conditions, and any change in its status under the 1940 Act may necessitate adjustments to its operation or structure that potentially increase costs and expenses. The Fund will rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the 1940 Act. Reliance on Section 3(c)(7) of the 1940 Act requires, among other things, that each purchaser be a “qualified purchaser.” A “qualified purchaser,” as such term is defined in the 1940 Act, including the rules and regulations thereunder, includes a natural person who owns not less than $5 million in investments or a company, acting for its own account or the accounts of other qualified purchasers, that owns and invests on a discretionary basis not less than $25 million in investments, and certain trusts. The Fund’s subscription documents and Partnership Agreements will contain representations and restrictions on transfer designed to assure that the foregoing conditions are met.
Failure to limit the Fund’s investors to “qualified purchasers” could result in the Fund being required to register as an investment company under the 1940 Act, which could negatively impact the value of the Units. If the Fund is required to register as an investment company under the 1940 Act, the Fund would become subject to substantial regulation with respect to the Fund’s capital structure (including its ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the 1940 Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters.
Compliance with the 1940 Act would, accordingly, limit the Fund’s ability to make certain investments and require the Fund to significantly restructure our business plan, which could materially adversely affect the Fund’s NAV and the Fund’s ability to pay distributions to investors.
5.    We note your response to prior comment 25. Please provide us with any sales or marketing materials you intend to utilize, or which the general partner or management company intend to use on your behalf, in connection with the anticipated private unit offerings.

Securities and Exchange Commission	April 29, 2025
Response: The Registrant respectfully declines to provide sales or marketing materials of the Registrant to the Staff. The Registrant notes that that the sales and marketing materials do not relate to the Form 10 but are used for the Registrant’s private offering of limited partnership units in the Registrant. The Registrant’s Units will be offered and sold in transactions exempt from registration under the 1933 Act under Section 4(a)(2) and Regulation D.
Management Fee, page 9
6.    We note your response to prior comment 10. Please revise to clarify the extent to which the fees are materially different from those associated with the 10 strategies discussed beginning on page 2. Please also clarify the extent to which your investment strategy is meant to reflect an approximately even distribution of each of the 10 strategies. If you retain discretion to not use one or more of the 10 strategies, please revise to so state.
Response: The Registrant acknowledges the Staff’s comments and will revise its relevant disclosure in its future Exchange Act Filings in respect of (i) investment strategy distribution and (ii) varying fees, respectively, which disclosure the Registrant has provided herewith as follows:
(i)    “T-POP will seek to construct an attractive and diversified portfolio of private equity assets primarily by making direct co-investments in transactions executed by TPG’s private equity strategies and, to a lesser extent, primary fund commitments to such strategies. TPG’s private equity strategies that T-POP is expected to invest in currently include TPG Capital, TPG Healthcare Partners, TPG Asia, TPG Growth, TPG Tech Adjacencies, TPG Life Sciences Innovations, The Rise Funds, TPG Rise Climate, TPG GP Solutions, and TPG NewQuest. Percentage allocations across the private equity strategies will vary over time, and the Management Company may determine not to invest in one or more of such strategies in its sole discretion.”
(ii)    “The amount of performance-based compensation charged and/or management fees paid by the Fund may be less than or exceed the amount of performance-based compensation charged and/or management fees paid by other TPG funds.”
Leverage, page 13
7.    We note your response to prior comment 12. It appears that leverage could be significantly higher than the 30% Leverage Guideline given that the guideline does not apply to guarantees of indebtedness, “bad boy” guarantees, preferred financing arrangements, margin loans or other related liabilities that are not recourse indebtedness for borrowed money. Please revise to clarify or advise.
Response: The Registrant acknowledges the Staff’s comment and will revise its relevant disclosure in its future Exchange Act Filings in respect of limitations on leverage, which disclosure the Registrant has provided herewith as follows:

Securities and Exchange Commission	April 29, 2025
“For the avoidance of doubt, the Leverage Guideline does not apply to guarantees of indebtedness, ‘bad boy’ guarantees, preferred financing arrangements, margin loans or other related liabilities that are not recourse indebtedness for borrowed money and accordingly, our leverage may exceed the Leverage Guideline if these transactions were included.”
Repurchase Program, page 15
8.    We note your response that “[you] [intend] to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act.” However, we note your disclosure on page 16 that if “the General Partner determines that the Fund will repurchase some but not all of the Units submitted for repurchase during any quarter, Units will be repurchased on a pro rata basis based off the number of Units submitted for repurchase after the Fund has repurchased all Units for which repurchase has been requested due to death, qualifying disability, divorce and other limited exceptions.” Your disclosure also indicates that any “Repurchase Request in respect of Investor Units that have not been outstanding for at least two years will be subject to the Early Repurchase Deduction.” In this respect, it appears that such repurchase offers would not comply with Rule 13e-4(f)(3), regarding the requirement to accept tendered securities on a pro rata basis and Rule 13e-4(f)(8)(ii), regarding best price requirements. Please revise or advise.
Response:
The Registrant acknowledges the Staff’s comment and respectfully notes that it has determined to operate a redemption program subject to the terms and conditions of the Partnership Agreement (i.e., the Registrant’s governing instrument) in accordance with Rule 13e-4(h)(1). As discussed further below, it is the Registrant’s view that the redemption program will not be a tender offer pursuant to the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act, and is therefore not subject to the provisions of Rule 13e-4 or Regulation 14E promulgated under the Exchange Act, as discussed below.
The Registrant will not engage in an active or widespread solicitation for the redemption of its units. The unit redemption program will be described in the Registrant’s private placement memorandum (“PPM”), and any communications to unitholders identifying changes to the plan will be communicated through supplements to the PPM, current or periodic reports filed by the Registrant with the SEC, a press release and/or via the Registrant’s website. Unitholders who desire to have all or a portion of their units redeemed by the Registrant will do so of their own volition and not at the behest, invitation or encouragement of the Registrant or anyone acting on behalf of the Registrant. The role of the Registrant in effectuating redemptions under the unit redemption program will be solely ministerial and will merely facilitate the only practical means for full or partial exit by unitholders from their investment in the Registrant.
1 Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	April 29, 2025
No premium will be paid over the prevailing market price by the Registrant for any units redeemed. The redemption price will be the most recent NAV for the class of units being repurchased. There will be no established regular trading market for the Registrant’s units. The unit redemption program limits redemptions in any calendar quarter to 5% of T-POP’s units outstanding (by aggregate NAV of the Registrant (including NAV attributable to any feeder fund) and any Parallel Investment Entity) as of the last calendar day of the immediately preceding calendar quarter. The Registrant respectfully submits that the presence of such limitation means there is no reasonable likelihood that the unit redemption program will have the effect of the Registrant repurchasing a “substantial percentage” of its units in any quarter.
The Registrant’s unit redemption program is not contingent on a fixed number, or any number, of units being redeemed. All unitholders may choose to request the Registrant to repurchase none, all or a portion of their units on a quarterly basis. The unit redemption program is generally expected to be available on the same terms each quarter indefinitely. The Registrant will not encourage, invite, solicit or in any way pressure unitholders to participate in the unit redemption program and will not offer to redeem units at a premium. In fact, within the first two years after purchase, unitholders will be incentivized to not participate in the unit redemption program because of the early redemption deduction.
Because the unit redemption program will have no set termination date, unitholders will not need to rush to make decisions regarding redeeming their units to the Registrant under the redemption plan. The intent of the Registrant’s unit redemption program is to provide the Registrant’s unitholders with ongoing opportunities for liquidity, not for the Registrant to re-acquire its own units contrary to its interests. The Registrant notes for the Staff that the terms of the redemption program are consistent with a wide variety of similarly situated open-end private funds.
It is the Registrant’s view that the redemption program, including the exceptions to the pro rata reductions in redemption requests for death, qualifying disability, divorce and other limited exceptions, is operated solely for the benefit of investors without any interest for the Registrant to encourage participation through coercion or any other method. In fact, the Registrant’s interests are to encourage investors to maintain their investment and not participate in the redemption program.
The Registrant will revise its disclosure in its future Exchange Act Filings to describe the terms of the redemption program, which disclosure the Registrant has provided herewith as follows:
Redemption Program
The Registrant has implemented a redemption program the (“Redemption Program”) in which it intends to offer to redeem in each quarter up to 5% of T-POP’s units outstanding (by aggregate NAV of the Registrant (including NAV attributable to any feeder fund) and any Parallel Investment Entity) as of the last

Securities and Exchange Commission	April 29, 2025
calendar day of the immediately preceding calendar quarter. The Registrant will conduct such redemptions subject to the Registrant’s Partnership Agreement.
Under the Redemption Program, to the extent the Registrant offers to redeem Units in any particular quarter, the Registrant expects to redeem Units using a purchase price equal to T-POP’s NAV per Unit as of the last calendar day of the applicable quarter (the “Redemption Date”), subject to the Early Redemption Deduction (as defined below).
Any redemption requests of Units that have been outstanding for fewer than two years will be subject to an early redemption deduction equal to 5% of the value of T-POP’s NAV of the Units being redeemed (calculated as of the Redemption Date) (the “Early Redemption Deduction”) for the benefit of T-POP and its Unitholders, subject to certain exceptions.
9.    We note that settlement of repurchases may be in the form of a short-term promissory note. Please provide a detailed legal analysis supporting the validity of this approach under the federal tender offer rules, including Rule 14e-1(c) promulgated under the Exchange Act regarding prompt payment. In addition, please disclose the expected terms of the promissory note, such as the priority, interest rate, transferability and term of the promissory note.
Response: As noted above, the Registrant intends to operate a redemption program that will not constitute an “issuer tender offer” and therefore will not be subject to the provisions of Regulation 14E promulgated under the Exchange Act. In addition, the Registrant respectfully notes that it does not intend to settle repurchases in the form of a short-term promissory note under the Repurchase Program.
10.    Refer to your disclosure on page 16 that “the General Partner expects the Fund to repurchase Units pursuant to quarterly repurchase offers using a purchase price equal to the NAV per Unit as of a date specified in the repurchase offer.” In this respect, Rule 14e-1(a) promulgated under the Exchange Act requires that the tender offer be open for no less than 20 business days, and Item 1004(a)(1)(ii) of Regulation M-A requires that the offering materials regarding such tender offer set forth the “amount of consideration offered.” Accordingly, please revise to state that the repurchase price will be disclosed no later than 20 business days prior to the expiration of the repurchase offer.
Response: As noted above, the Registrant intends to operate a redemption program that will not constitute an “issuer tender offer” and therefore will not be (i) a “tender offer” subject to Regulation 14E promulgated under the Exchange Act and (ii) filed on, nor subject to the disclosure requirements of (including Item 1004(a)(1)(ii) of Regulation M-A), Schedule TO.
11.    We note your disclosure that “the General Partner expects the Fund to repurchase Units pursuant to quarterly repurchase offers.” Given the recurring nature of such repurchase offers, please advise how the Repurchase Program comports with Rule 14e-5 promulgated under the Exchange Act.

Securities and Exchange Commission	April 29, 2025
Response: As noted above, the Registrant intends to operate a redemption program that will not constitute an “issuer tender offer” and therefore will not be a “tender offer” subject to Regulation 14E promulgated under the Exchange Act.
12.    We note your response to prior comment 14. Please note that while we do not have any follow up comments at this time, that does not mean that the Division of Trading and Markets is clearing, approving, or giving any informal relief or comfort to you regarding Regulation M.
Response: The Registrant acknowledges the Staff’s comment.
***
Please call me (212-455-2516) or Sean Dougherty (212-455-3573) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Amit Pande, Securities and Exchange Commission
Robert Arzonetti, Securities and Exchange Commission
James Lopez, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Sam Cooper Rivera, TPG Inc.
Jenny B. Neslin, TPG Inc.
Rajib Chanda, Simpson Thacher & Bartlett LLP
Sean Dougherty, Simpson Thacher & Bartlett LLP